QRONS INC.
777 Brickell Ave
Suite 500
Miami, Florida 33131

March 15, 2018

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
December 9, 2002

Re:         Application for withdrawal of Post-Amendment No.1 to
         Registration Statement on Form S-1/A
        (SEC File No. 333-216650) filed March 14, 2018 under form type S-1/A

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Qrons Inc., a Wyoming corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of Post-Effective Amendment No. 1 to its Registration Statement on Form S-1/A ("Post-Effective Amendment No. 1") (SEC File No. 333-216650), filed by the Company on March 14, 2018 (together with all exhibits thereto) due to an inadvertent EDGAR filing submission error. On March 14, 2018, the Company filed the Post-Effective Amendment No. 1 with the Commission under form type S-1/A (accession number 0001594062-18-000056) in error. The Company refiled Post-Effective Amendment No. 1 under form type POS AM on March 15, 2018.

Should you have any questions regarding the foregoing application for withdrawal, please contact Nancy Brenner at 917-282-4272, of Brenner & Associates, PLLC, our legal counsel in connection with the Post-Effective Amendment No. 1.

Very truly yours,

QRONS INC.

By: /s/Jonah Meer
Name: Jonah Meer
Title: Chief Executive Officer